Exhibit (k)(4)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”), dated as of __________ ___, 2018 by and between Morgan Stanley AIP GP LP, a Delaware limited partnership (the “Adviser”) and AIP Alternative Lending Fund P, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund invests substantially all of its assets (as set forth in its prospectus) in AIP Alternative Lending Fund A, a Delaware statutory trust (the “Master Fund”);

WHEREAS, the each of the Fund and the Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company;

WHEREAS, the Master Fund and the Adviser have entered into an Investment Advisory Agreement dated as of [ ], 2017 (the “Advisory Agreement”), pursuant to which the Adviser provides investment management and advisory services to the Master Fund for compensation based on the Managed Assets of the Master Fund, as such term is defined in the Advisory Agreement;

WHEREAS, the Fund, as an investor in the Master Fund, indirectly bears its proportionate share of the compensation payable by the Master Fund to the Adviser pursuant to the Advisory Agreement; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject:

NOW THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMITATION.

1.1        Applicable Expense Limit.  To the extent that the ordinary expenses incurred by the Fund in any calendar year, excluding (i) the Fund’s proportionate share of the management fees paid to the Adviser by the Master Fund, (ii) the Fund’s proportionate share of the other expenses of the Master Fund and (iii) the Fund’s extraordinary expenses, i.e., expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders, taking into account any expense waivers (the “Fund Operating Expenses”) exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2       Operating Expense Limit.  The Operating Expense Limit with respect to the Fund shall be an amount equal to 1.00% of the Fund’s average annual net assets, calculated as of the end of each calendar month.

1.3        Duration of Operating Expense Limit.  The Operating Expense Limit with respect to the Fund shall remain in effect during the term of this Agreement.

1.4        Method of Computation.  On the last business day of each calendar month, if the Fund Operating Expenses of the Fund for such fiscal year exceed the Operating Expense Limit of the Fund for such fiscal year, the Adviser shall absorb Fund expenses in an amount sufficient to pay such fiscal year’s Excess Amount. Furthermore, to the extent that the Excess Amount exceeds such absorbed expenses, the Adviser shall reimburse the Fund for any operating expenses. To the extent that the Fund Operating Expenses for the fiscal year fall below the Operating Expense Limit and the Adviser has previously waived management fees for any calendar month of that fiscal year, the Fund shall reimburse the Adviser in the amount necessary to bring the Fund Operating Expenses up to the Operating Expense Limit.

2.	TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the termination of the Advisory Agreement.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.	MISCELLANEOUS.

3.1        Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2        Interpretation.  Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for, and control of, the conduct of the affairs of the Fund.

3.3        Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the Master Fund’s management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in, or otherwise derived from, the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as those used in, and be resolved by reference to, such Advisory Agreement or the 1940 Act.

3.4        Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.5        Limitation of Liability.  This Agreement is executed by, or on behalf of, the Fund; the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Agreement and Declaration of Trust of the Fund and agrees that the obligations assumed by the Fund pursuant to this Agreement shall be limited in all cases to the Fund and its assets; and the Adviser shall not seek satisfaction of any such obligations from the Trustees, officers or shareholders of the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

AIP ALTERNATIVE LENDING FUND P

By:
Name:
Title:

MORGAN STANLEY AIP GP LP

By:	MORGAN STANLEY ALTERNATIVE INVESTMENTS LLC, its general partner

By:
Name:
Title: